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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 November 2004
Number	39/04

BHP BILLITON ANNOUNCES ADJUSTMENT TO TAX VALUE

FOR OFF-MARKET BUY-BACK

BHP Billiton announced today that following discussions with the Australian Taxation Office, it has been agreed to vary the methodology for calculating the Tax Value for the purpose of its off-market share buy-back.

The Tax Value is relevant to Australian resident shareholders participating in the transaction as it has an impact on the deemed disposal price for Australian tax purposes of shares sold into the buy-back. The change in methodology ought to result in a lower Tax Value for participating shareholders.

Having regard to present circumstances, it has been agreed with the Australian Taxation Office that the Tax Value will be A$14.35 adjusted for the movement in the BHP Billiton Plc share price from the close of trading in London on 4 October 2004 to the opening of trading in London on 19 November 2004. The closing price of BHP Billiton Plc on 4 October 2004 was 585.5 pence and the opening price on 15 November 2004 was 586.5 pence; based on these prices, the Tax Value on 15 November 2004 would be A$14.37.

The actual Tax Value will be available as soon as possible after 7.00pm on 19 November 2004 and can be obtained by accessing the website or by calling BHP Billiton's buy-back enquiry line on 1300 726 379 toll free (within Australia) or +61 3 9415 4208 (if you are calling from outside Australia).

The tender period closes at midnight (AEST) on Friday 19 November 2004, with announcement of the buy-back price targeted for no later than Tuesday 23 November 2004.

1. The Tax Value is calculated by adjusting the volume weighted average price of BHP Billiton Limited for the five days prior to the announcement of the buy-back on 5 October (i.e. A$14.35) by a relevant factor. Absent any variation, this A$14.35 would have been adjusted for the movement in the S&P/ASX 200 Index over the period 5 October to 19 November 2004. Based on the closing level of the S&P/ASX 200 Index on 15 November, the Tax Value on this basis would have been A$15.06.

2. Shareholders who have previously used the Tax Calculator which is available on the BHP Billiton website (www.bhpbilliton.com) should note that the Tax Calculator will be updated so that the assumed Tax Value will now be calculated using the new methodology based on the movement in the share price of BHP Billiton Plc in London. As the change in methodology may change the outcomes of the Tax Calculator, shareholders may wish to repeat their calculations.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 November 2004